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July 25, 2025	vedderprice.com

Deborah Bielicke Eades
Shareholder
+1 312 609 7661
deades@vedderprice.com

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, D.C. 20549

Attn:	Ms. Eileen Smiley

Re:	Tortoise Capital Series Trust (the “Registrant”)

Post-Effective Amendment No. 9 to Registration Statement on Form N-1A
(Tortoise AI Infrastructure ETF)
File No. 333-281744

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission to Vedder Price P.C. on July 22, 2025, with respect to Post-Effective Amendment No. 9 to the Registration Statement on Form N-1A filed on May 2, 2025 (“PEA No. 9”) for Tortoise AI Infrastructure ETF (the “Fund”), a series of the Registrant. Any capitalized terms used but not defined herein have the same meanings as given to them in PEA No. 9.

1.	Comment: Please consider whether a separate risk for concentration in the “Industrial” industry should be disclosed.

Response: The Registrant has added a risk factor for Industrials Concentration Risk.

2.	Comment: Please consider providing additional disclosure regarding the nexus between the types of securities that the Fund expects to hold and AI, particularly, with respect to technology energy companies and energy infrastructure companies in relation to the Fund’s 80% policy.

Response: The Registrant has added the following disclosure under “Principal Investment Strategies”:

The Fund seeks to achieve its objective by investing in companies that are expected to benefit from increasing AI demand and the resulting increase in demand for the specific technology and power infrastructure needs of AI. The Adviser believes that AI workloads demand unique technology, cooling, electrical and energy infrastructure requirements and seeks to identify companies that focus on, or are expected to focus on, providing technology and power infrastructure that meets the specific needs of AI.

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Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, Vedder Price Pte. Ltd., which operates in Singapore and Vedder Price (FL), LLP which operates in Florida.

U.S. Securities and Exchange Commission

July 25, 2025

When defining AI infrastructure companies, Registrant has also revised each reference to “data centers” to state “AI-capable data centers” throughout the Registration Statement. Registrant has also added additional disclosure regarding the fundamental investment process for categorizing portfolio companies for purposes of the 80% test.

Please contact the undersigned at 312-609-7661 or deades@vedderprice.com if you have any questions.

Very truly yours,

/s/ Deborah Bielicke Eades
Deborah Bielicke Eades, Shareholder